Dimensional

February 25, 2010

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
Judiciary Plaza–Room 5422
100 F Street, N.E.
Washington, D.C.  20549-9303

Attention:  Mr. Tony Burak

Re:	DFA Investment Dimensions Group Inc.
File Nos. 2-73948 and 811-3258

Dear Mr. Burak:

On behalf of DFA Investment Dimensions Group Inc. (the “Registrant”), following are the responses to the Staff’s comments conveyed with regard to Post-Effective Amendment Nos. 116/117 to the Registration Statement of the Registrant (the “Amendment”) relating to the VA U.S. Large Value Portfolio, VA U.S. Targeted Value Portfolio, VA International Value Portfolio, VA International Small Portfolio, VA Short-Term Fixed Portfolio, VA Global Bond Portfolio and DFA VA Global Moderate Allocation Portfolio, filed with the U.S. Securities and Exchange Commission (the “SEC”) on December 22, 2009, pursuant to the Investment Company Act of 1940, as amended (the “1940 Act”), and Rule 485(a)(1) under the Securities Act of 1933, as amended.

Each SEC Staff comment is summarized below, followed by the Registrant’s responses to the comment.  Capitalized terms not otherwise defined in this letter have the meanings assigned to the terms in the Amendment.

1.           Comment.  For the prospectus for VA U.S. Large Value Portfolio, VA U.S. Targeted Value Portfolio, VA International Value Portfolio, VA International Small Portfolio, VA Short-Term Fixed Portfolio and VA Global Bond Portfolio (each a “VA Portfolio” and together, the “VA Portfolios”) and the prospectus for the DFA VA Global Moderate Allocation Portfolio, please revise the table of contents so the appropriate headings appear in the table of contents.

Response.  The requested revisions have been made.

2.           Comment.  For the “Example” for each VA Portfolio please include a statement that the Example does not include the fees and expenses of the variable contracts.

Response.  The additional disclosure has been added.

3.           Comment.  In the “Annual Fund Operating Expenses” table for the VA Global Bond Portfolio, please remove the footnote to the table describing the management fee

U.S. Securities and Exchange Commission
February 25, 2010

breakpoint.  This disclosure should appear in the “Management of the Portfolios” section of the prospectus.

Response.  The requested change has been made.

4.           Comment.  For the VA International Small Portfolio, please include in the “Principal Investment Strategies” summary section, disclosure regarding the definition of small companies for the Portfolio.

Response.  The requested disclosure has been added.

5.           Comment.  For the VA Global Bond Portfolio, credit quality information should be included in the “Principal Investment Strategies” summary section of the prospectus.

Response.  A sentence has been added to the “Principal Investment Strategies” summary section providing the credit quality guidelines for the Portfolio.

6.           Comment.  For the VA Short-Term Fixed Portfolio and VA Global Bond Portfolio, include disclosure regarding the strategy with respect to derivatives if the use of derivatives is a principal strategy.  If the use of derivatives is not a principal strategy remove “Derivatives” risk from the summary section of the prospectus.

Response.  The requested changes have been made.

7.           Comment.  For the VA U.S. Large Value Portfolio, VA U.S. Targeted Value Portfolio and VA International Value Portfolio, please add “Value Investment Risk.”

Response.  “Value Investment Risk” has been added as a risk for each of the identified Portfolios and reads as follows:

Value Investment Risk:  Value stocks may perform differently from the market as a whole and following a value-oriented investment strategy may cause the Portfolio to at times underperform equity funds that use other investment strategies.

8.           Comment.  In the “Performance Section,” for the VA Short-Term Fixed Portfolio, please explain the reason for the footnote for the Merrill Lynch indices.

Response.  The footnote is required by Merrill Lynch.

9.           Comment.  In the “Securities Lending Revenue” section of the prospectus, please include disclosure for all Portfolios.

Response.  The requested changes have been made.

U.S. Securities and Exchange Commission
February 25, 2010

10.           Comment.  In each prospectus, include the management fee rate for each Portfolio in the “Management of the Portfolio(s)” section.

Response.  A “Management Fees” section has been added to each prospectus, which explains the management fees and provides a cross-reference to the “Annual Fund Operating Expenses” tables.

11.           Comment.  In the “Valuation of Shares” section of the VA Portfolios’ prospectus, please include how the Portfolios are valuing derivatives.

Response.  The disclosure is included in the “Valuation of Shares” section.

12.           Comment.  Please include a statement in each prospectus on how contract owners can make inquiries about the Portfolios.

Response.  The requested statement is included on the back cover of each prospectus.

13.           Comment.  Please delete the “**” in the “Annual Fund Operating Expenses” table for the DFA VA Global Moderate Allocation Portfolio.

Response.  The requested deletion has been made.

14.           Comment.  For the DFA VA Global Moderate Allocation Portfolio, please add disclosure regarding the fact that a fund of funds indirectly pays the fees of the underlying funds in which it invests.

Response.  The requested disclosure has been added.

15.           Comment.  For the DFA VA Global Moderate Allocation Portfolio, in the “Performance” section of the prospectus, please include the statement that updated performance information will be available in the future on the Advisor’s website.

Response.  The requested disclosure has been added.

16.           Comment.  For the DFA VA Global Moderate Allocation Portfolio, in the “Investments in Underlying Funds” section of the prospectus, please include the investment objective for each Underlying Fund.

Response.  The requested disclosure has been added.

17.           Comment.  For the VA Portfolios, please state on the front cover page of the SAI that the annual reports are available free of charge.

Response.  The requested disclosure has been added.

U.S. Securities and Exchange Commission
February 25, 2010

18.           Comment.  For the VA Portfolios, if a Portfolio has a ticker symbol include it on both the front cover of the prospectus and SAI.

Response.  The Portfolios do not have ticker symbols.

19.           Comment.  For the VA Portfolios, in the “Taxation of the Portfolios” section of the SAI, please disclose any capital loss carryovers available to the Portfolios.

Response.  The requested disclosure has been added.

* * * * * *

In connection with the Registrant’s response to the SEC Staff’s comments on the Amendment, as requested by the Staff, the Registrant acknowledges that:  (i) the Registrant is responsible for the adequacy of the disclosure in the Registrant’s filings; (ii) Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and (iii) the Registrant may not assert Staff comments as a defense in any proceeding initiated by the SEC under the federal securities laws of the United States.

Please do not hesitate to contact Ms. Cresswell at (215) 564-8048, if you have any questions or wish to discuss any of the responses presented above.

Very truly yours,

/s/ Valerie A. Brown
Valerie A. Brown, Esq.
Vice President
DFA Investment Dimensions Group Inc.
Dimensional Investment Group Inc.